

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2014

Maria Teresa Merino de Hart
Consulate General of Peru
241 East 49th Street
New York, NY 10017

> **Re: Republic of Peru**
> **Registration Statement under Schedule B**
> **File No. 333-196690**
> **Filed June 12, 2014**

Dear Ms. Merino de Hart:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update all statistics to provide the most recent data available. On page 8, please update the population growth statistics. We note that certain data are provided as of December 31, 2012 instead of December 31, 2013. To the extent data for the first quarter are available, please include that information.

2. Please define acronyms on their first use, such as "ICSID" on page 21 and "ESSALUD" on page 91.

3. To the extent material, please discuss the reasons for the cabinet changes that have occurred during President Humala's term of office.

4. It appears that there are some discrepancies between the information presented in the discussions and the information presented in the tables. In certain cases, there are

internal inconsistencies in discussions in which you refer to the same data point for a specific year but the numbers are different. For example, we note the following areas:

- The amounts and percentage information presented in the bullet points for 2009, 2010, 2011, and 2012 in the Developments from 2009 to 2013 section on pages 26 through 28.

- The expenditure data included for 2010, 2011, and 2012 in the Gross Domestic Product and the Structure of the Economy section on pages 31 through 32.

- The domestic investment data included for 2012 in the Gross Domestic Product and the Structure of the Economy section on page 34.

- The agriculture and livestock data for 2012 in the Primary Production section on page 38.

- The electricity and water sector's total energy consumption data for 2011 in the Secondary Production section on page 47.

Please revise.

Territory and Population, page 7

5. Either in the map you have included or in an additional map, please show the general location of Peru in relation to neighboring countries.

Government, page 13

6. Explain why local elections have not been held since 2006 if officials serve five-year terms.

Narco-terrorism and Delinquency, page 21

7. In the context of the discussion relating to anti-money laundering efforts, disclose whether Peru is a member of any international or multi-lateral organization that focuses on such efforts, such as the FATF.

Legal Proceedings, page 22

8. The paragraph discussing the DP World Callao S.R.L., P&O Dover Limited, and The Peninsular and Oriental Steam Navigation Company matter appears to be incomplete. Also, the first line of page 23 appears to be the middle of a sentence. Please complete these trailing sentences.

The Economy, page 24

9. To the extent material, please discuss the new economic measures aimed at increasing private investment that were presented by the minister of economy and finance and approved by a congressional committee in June 2014.

Gross Domestic Product and the Structure of the Economy, page 31

10. Please include additional line items in the Gross Domestic Product by Sector tables that break out the components of "Other services."

Mining and Hydrocarbons, page 41

11. In the discussion of mining activity during 2012, please confirm the average price of copper. Due to the importance of mining to the economy, consider including average historical prices for the country's primary mineral products.

Transportation and Telecommunications, page 49

12. Please clarify the reference to which the second footnote of the Summary of Telecommunications Sector table relates.

Employment and Labor, page 53

13. Please clarify whether the Employment and Labor in Metropolitan Lima table and Employment in Metropolitan Lima table include informal employment data.

14. Please clarify what "households" represents in the "Other" category of the Employment in Metropolitan Lima table.

Foreign Direct Investment, page 66

15. For the tables appearing on pages 67 through 68, please clarify whether the 2013 data are preliminary.

The Monetary System, page 70

16. To the extent material, please discuss the central bank's June decision to lower the reserve requirements for commercial banks to 11.5 percent from 12 percent.

Public Sector Finances, page 104

17. Please include additional line items in the Public Sector External Debt by Creditor tables that break out the components of "Other."

<u>Closing Comment</u>

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Quarles

Ellie Quarles
Special Counsel

cc: Jaime Mercado
        Simpson Thacher & Bartlett LLP